SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLICLY HELD COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) hereby informs its shareholders and the general market that, on this date, the U.S. Securities and Exchange Commission (“SEC”) accepted the resolution proposal presented by Eletrobras, which entails the payment of US$ 2.5 million. The resolution does not represent an admission of an illegal act on behalf of Eletrobras.

In accepting the resolution proposal, the SEC took into consideration the remedial actions adopted by the Company in connection with its material weaknesses, the development and implementation of the Company’s compliance program and anticorruption measures, as well as Eletrobras’ cooperation throughout the investigation.

Given the approval of this resolution there are no further issues pending before the U.S. regulatory agencies; thus, ending the investigations before the mentioned authorities.

Rio de Janeiro, December 26, 2018.

Armando Casado de Araujo

Chief Financial Investor Relations Officer

Este documento pode conter estimativas e projeções que não são declarações de fatos ocorridos no passado, mas refletem crenças e expectativas de nossa administração e podem constituir estimativas e projeções sobre eventos futuros de acordo com Seção 27A do Securities Act de 1933, conforme alterado, e Seção 21E do Securities and Exchange Act de 1934, conforme alterado. As palavras “acredita”, “poderá”, “pode”, “estima”, “continua”, “antecipa”, “pretende”, “espera” e similares têm por objetivo identificar estimativas que necessariamente envolvem riscos e incertezas, conhecidos ou não. Riscos e incertezas conhecidos incluem, mas não se limitam a: condições econômicas, regulatórias, políticas e comerciais gerais no Brasil e no exterior, variações nas taxas de juros, inflação e valor do Real, mudanças nos volumes e padrão de uso de energia elétrica pelo consumidor, condições competitivas, nosso nível de endividamento, a possibilidade de recebermos pagamentos relacionados a nossos recebíveis, mudanças nos níveis de chuvas e de água nos reservatórios usados para operar nossas hidrelétricas, nossos planos de financiamento e investimento de capital, regulamentações governamentais existentes e futuras, e outros riscos descritos em nosso relatório anual e outros documentos registrados perante CVM e SEC. Estimativas e projeções referem-se apenas à data em que foram expressas e não assumimos nenhuma obrigação de atualizar quaisquer dessas estimativas ou projeções em razão da ocorrência de nova informação ou eventos futuros. Os resultados futuros das operações e iniciativas das Companhias podem diferir das expectativas atuais e o investidor não deve se basear exclusivamente nas informações aqui contidas. Este material contém cálculos que podem não refletir resultados precisos devido a arredondamentos realizados.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 26, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.